Exhibit 99.1

MoneyHero Group Regains Compliance with

Nasdaq Minimum Bid Price Requirement

SINGAPORE, July 18, 2025 (ET) -- MoneyHero Limited (Nasdaq: MNY) (“MoneyHero” or the “Company”), a leading personal finance aggregation and comparison platform, as well as a digital insurance brokerage provider in Greater Southeast Asia, today announced that it has received a written notice (the “Compliance Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) dated July 17, 2025, informing the Company that it has regained compliance with the minimum bid price requirement set forth under the Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”).

As previously announced, the Company was notified by Nasdaq on April 7, 2025 that the Company was not in compliance with the Minimum Bid Price Requirement as the closing bid price of the Company’s ordinary shares was below US$1.00 per share for a period of 30 consecutive business days.

According to the Compliance Notice, the Company regained compliance with the Minimum Bid Price Requirement because the closing bid price of the Company’s ordinary shares has been US$1.00 per share or greater for 10 consecutive business days, from July 2, 2025 to July 16, 2025, and the matter is now closed.

###

About MoneyHero Group

MoneyHero Limited (NASDAQ: MNY) is a leading personal finance aggregation and comparison platform, as well as a digital insurance brokerage provider in Greater Southeast Asia. The Company operates in Singapore, Hong Kong, Taiwan and the Philippines. Its brand portfolio includes B2C platforms MoneyHero, SingSaver, Money101, Moneymax and Seedly, as well as the B2B platform Creatory. The Company also retains an equity stake in Malaysian fintech company, Jirnexu Pte. Ltd., parent company of Jirnexu Sdn. Bhd., the operator of RinggitPlus, Malaysia’s largest operating B2C platform. MoneyHero had over 260 commercial partner relationships as at March 31, 2025, and had approximately 5.7 million Monthly Unique Users across its platform for the three months ended March 31, 2025. The Company’s backers include Peter Thiel—co-founder of PayPal, Palantir Technologies, and the Founders Fund—and Hong Kong businessman, Richard Li, the founder and chairman of Pacific Century Group. To learn more about MoneyHero and how the innovative fintech company is driving APAC’s digital economy, please visit www.MoneyHeroGroup.com.

For inquiries, please contact:

Investor Relations:
MoneyHero IR Team
IR@MoneyHeroGroup.com